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July 21, 2010

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-3561

Attention:	Mr. David R. Humphrey
Branch Chief

Re:	Comment Letter dated July 15, 2010
Embraer – Empresa Brasileira de Aeronáutica S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed April 30, 2010
File No. 333-132289

Dear Mr. Humphrey:

By letter dated July 15, 2010 (the “Comment Letter”), the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) issued comments to the annual report on Form 20-F filed with the Commission on April 30, 2010 (the “2009 Form 20-F”) by Embraer – Empresa Brasileira de Aeronáutica S.A. (“Embraer” or the “Company”).

On behalf of our client, Embraer, we are responding below to the comments contained in the Comment Letter. Statements on factual matters are based on information furnished to us by the Company. For your convenience, we have reproduced below in bold each of the Staff’s comments and have provided the respective response immediately following each comment.

Mr. David R. Humphrey, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Form 20-F for Fiscal Year Ended December 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.	We have noted several instances within MD&A and elsewhere in your filing where the chronological presentation of comparative figures in the narrative discussion is inconsistent with the chronological presentation in associated tabular presentations. Please review your filing and revise, as necessary, in future filings, to ensure consistent chronological presentation throughout your filing in accordance with SAB Topic 11E.

RESPONSE:

The Company takes note of the above comment and will revise its disclosure in its next annual report on Form 20-F and future filings to ensure that the chronological presentation of comparative figures in the narrative discussion is consistent with the chronological presentation in associated tabular presentations in accordance with SAB Topic 11E.

Financial Statements

Note 20 – Loans and Financings, page F-39

2.	We note, from Footnote 20 to the financial statements (page F-40), that the company has guaranteed notes issued by its wholly-owned subsidiary, Embraer Overseas Limited. We also understand, from your MD&A discussion (page 65) that the issuing subsidiary is a finance subsidiary. If our understanding is correct, please tell us how your disclosures comply with the requirements set forth in Rule 3-10(b) of Regulation S-X. Address each of the requirements in item (4) thereunder separately and in detail. If you believe that no additional disclosures are required under Rule 3-10, please provide support for your conclusion.

Item 4 of Rule 3-10(b) of Regulation S-X requires a footnote that must include the following disclosure:

(A) a statement that the issuer is a 100%-owned finance subsidiary of the parent company;

(B) a statement that the parent company has fully and unconditionally guaranteed the securities;

(C) the narrative disclosures specified in Rule 3-10(i)(9) of Regulation S-X; and

(D) the narrative disclosures specified in Rule 3-10(i)(10) of Regulation S-X.

We address below each of these disclosure requirements separately.

Mr. David R. Humphrey, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

A. A statement that the issuer is a 100%-owned finance subsidiary of the parent company

Note 20 states that Embraer Overseas Limited (“EOL”), the issuer of the guaranteed notes, is a wholly-owned (i.e., 100%-owned) subsidiary of the Company. Although Note 20 does not expressly refer to EOL as a finance subsidiary, page 65 of the 2009 Form 20-F does state that EOL is a “wholly-owned finance subsidiary” of the Company. As a result, the Company believes that it has substantively complied with the above disclosure requirement. Nevertheless, in future filings, the Company will make it clear in the notes to the financial statements that EOL is also a wholly-owned “finance” subsidiary.

B. A statement that the parent company has fully and unconditionally guaranteed the securities

Note 20 states that the guaranteed notes have been “fully and unconditionally guaranteed” by the Company. This summary is consistent with Section 10.1 and Section 12.1 of the guaranteed notes’ indentures, incorporated by reference in the 2009 Form 20-F as Exhibits 2.2 and 2.3 thereto, which sections state, in relevant part, that the Company unconditionally guarantees the full and punctual payment of all amounts due under the guaranteed notes.

C. Narrative disclosures specified in Rule 3-10(i)(9) of Regulation S-X

Rule 3-10(i)(9) of Regulation S-X requires disclosure of any significant restrictions on the ability of subsidiaries of the parent company to pay dividends or provide loans to the parent company. There are no significant restrictions (legal, contractual or otherwise) on the ability of the subsidiaries of the Company to pay dividends or provide loans to the Company. Accordingly, no restrictions were discussed in Note 20. Nevertheless, in future filings, the Company will make it clear in the notes to the financial statements that there are no significant restrictions on distributions of dividends or granting of loans.

D. Narrative disclosures specified in Rule 3-10(i)(10) of Regulation S-X

Rule 3-10(i)(10) of Regulation S-X requires inclusion of the disclosure prescribed in Rule 4-08(e)(3) of Regulation S-X with respect to subsidiary issuers and subsidiary guarantors. With respect to subsidiary issuers and subsidiary guarantors, Rule 4-08(e)(3) requires that disclosure be provided on: (i) the nature of any restrictions on the ability of consolidated and unconsolidated subsidiaries of subsidiary issuers or subsidiary guarantors to transfer funds to such issuers or guarantors in the form of cash dividends, loans or advances; and (ii) the separate amounts of any restricted net assets for unconsolidated and consolidated subsidiaries of subsidiary issuers or subsidiary guarantors as of the end of the most recently completed fiscal year.

There are no subsidiaries of the Company acting as guarantors of the guaranteed notes (i.e., no subsidiary guarantors), and there are no other guarantors of the guaranteed notes other than the Company. Accordingly, no disclosure of the type prescribed by Rule 4-08(e)(3) was provided in Note 20 with respect to subsidiary guarantors.

Mr. David R. Humphrey, Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

EOL is a subsidiary of the Company and the issuer (i.e., a subsidiary issuer) of the guaranteed notes. No disclosure of the type prescribed by Rule 4-08(e)(3) was provided in Note 20, as EOL has no subsidiaries or restricted net assets, which are the subject of the disclosure requirements specified in items (i) and (ii) of that rule. Nevertheless, in future filings, the Company will make it clear in the notes to the financial statements that EOL has no subsidiaries or restricted net assets and that there are no subsidiary guarantors for the guaranteed notes.

Note 26 – Earnings Per Share, page F-50

3.	We note that you have presented potentially dilutive shares for fiscal 2008; if none exist for 2009 and 2007, please provide your disclosure to explicitly state this fact.

No potentially dilutive shares exist for the year ended December 31, 2009 (as the outstanding stock options expired in March of 2008 as disclosed in Note 27). The dilutive effects of potentially dilutive shares for the year ended December 31, 2007 were disclosed under the earnings per share calculation for that year in Note 26 on page F-51. In addition, the terms and conditions of the potentially dilutive shares were also disclosed in Note 27. Nevertheless, in future filings, the Company will explicitly identify potentially dilutive shares and, when appropriate, further clarify any dilutive or antidilutive effects and the reasons therefor in the notes to the financial statements.

* * *

We have attached hereto the Company’s representation letter, as requested by the Staff in the Comment Letter. We appreciate in advance your time and attention to our response. Should you have any additional questions or concerns, please fee free to call me at +55 11 3708-1830.

Very truly yours,

/s/ Richard S. Aldrich, Jr.
Richard S. Aldrich, Jr.

Encl.

cc:	Mr. Luiz Carlos Siqueira Aguiar (Embraer, Chief Financial Officer)
Mr. Flávio Rimoli (Embraer, Chief Legal Counsel)
Mr. Rodrigo Rosa (Embraer, Controller)
Mr. André Gaia (Embraer, Head Manager of Investor Relations)
Mr. Ivan Clark (PricewaterhouseCoopers Auditores Independentes, Partner)

July 21, 2010

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.,

Washington, D.C. 20549-3561

Att:	Mr. David R. Humphrey, Branch Chief

Re:	Comment Letter dated July 15, 2010
Embraer – Empresa Brasileira de Aeronáutica S.A.
Form 20-F for Fiscal Year Ended December 31, 2009
Filed April 30, 2010
File No. 333-132289

Dear Mr. Humphrey,

By letter dated July 15, 2010 (the “Comment Letter”), the Staff (the “Staff”) of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Commission”) issued a comment to the annual report on Form 20-F filed with the Commission on April 30, 2010 (the “2009 Form 20-F”) by Embraer – Empresa Brasileira de Aeronáutica S.A. (“Embraer” or the “Company”).

In connection with our response to the Comment Letter, we confirm that:

•	Embraer is responsible for the adequacy and accuracy of the disclosure in the 2009 Form 20-F;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the 2009 Form 20-F; and

•	Embraer may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

Embraer – Empresa Brasileira de Aeronáutica S.A.

By:	/s/ Luiz Carlos Siqueira Aguiar
Luiz Carlos Siqueira Aguiar
Executive Vice - President Finance and Chief Financial Officer